UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to

Commission file number 0-10436

A.	Full title of the plan and the address of plan, if different from that of the issuer named below

L.B. Foster Company Savings Plan for Bargaining Unit Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

L.B. FOSTER COMPANY

415 Holiday Drive

Pittsburgh, PA 15222

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.2	Consent of Independent Registered Public Accounting Firm

L.B. Foster Company

Savings Plan for Bargaining Unit Employees

Financial Statements and

Supplemental Schedule

December 31, 2014 and 2013 and the

Year Ended December 31, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator

L.B. Foster Company

Pittsburgh, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the L.B. Foster Company Savings Plan for Bargaining Unit Employees (the “Plan”) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP

Charleston, West Virginia

June 26, 2015

Report of Independent Registered Public Accounting Firm

The Plan Administrator

L.B. Foster Company

Savings Plan for Bargaining Unit Employees

We have audited the accompanying statement of net assets available for benefits of the L.B. Foster Company Savings Plan for Bargaining Unit Employees as of December 31, 2013. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the L.B. Foster Company Savings Plan for Bargaining Unit Employees at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

June 20, 2014

L.B. Foster Company

Savings Plan for Bargaining Unit Employees

Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets
Investments, at fair value	$1,906,300	$1,932,822

Receivables:
Notes receivable from participants	171,079	145,029

Total assets, at fair value	2,077,379	2,077,851

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(33)	—

Net assets available for benefits	$2,077,346	$2,077,851

See accompanying notes.

L.B. Foster Company

Savings Plan for Bargaining Unit Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

Additions
Investment income:
Interest and dividends	$137,244
Net realized/unrealized depreciation in investment fair value	(16,924)

Total investment income	120,320
Interest income from loans receivable from participants	5,866
Contributions:
Employee	173,802
Employer	81,831
Rollover	14,178

Total contributions	269,811

Total additions	395,997

Deductions
Deductions from net assets attributable to:
Benefit payments	386,014
Administrative expenses	10,488

Total deductions	396,502

Decrease in net assets available for benefits	(505)
Net assets available for benefits, beginning of year	2,077,851

Net assets available for benefits, end of year	$2,077,346

See accompanying notes.

L.B. Foster Company

Savings Plan for Bargaining Unit Employees

Notes to Financial Statements

December 31, 2014 and 2013

1. Description of Plan

The following brief description of the L.B. Foster Company Savings Plan for Bargaining Unit Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the summary plan description for more complete information.

General

The Plan is a defined contribution plan extended to union hourly employees of L.B. Foster Company (the “Company”) who have attained age 18 and are employed at locations specified by the Plan. Eligible employees are automatically enrolled in the Plan. The L.B. Foster Company Investment Committee, appointed by the Board of Directors of the Company, serves as the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) as amended.

Contributions and Forfeitures

Contributions under the Plan are made by both the participants and the Company. A participant may elect to make deferred savings contributions on a pretax basis ranging up to 75% of annual compensation subject to Internal Revenue Code limitations. A participant who elects to make deferred savings contributions of at least 5% can also elect to make additional voluntary contributions on an after-tax basis provided, however, that the sum of the deferred savings and voluntary employee contributions does not exceed 100% of the participant’s annual compensation. Participant and Company contributions are invested in accordance with participant elections. In the event that a participant does not make an investment election, contributions are invested in the Fidelity Freedom Fund (target date retirement fund) that coincides with the participant’s date of normal retirement age, until such time as an election is made by the participant. The participant may transfer contributions defaulted to these funds into other investment options at the participant’s discretion.

Company contributions are made pursuant to the terms of the collective bargaining agreements applicable to the Company’s specific locations. Eligible employees of Spokane, Washington, and Bedford, Pennsylvania, shall have a Company matching contribution equal of $0.50 for every $1.00 contributed by the employee on the first 6% of annual compensation, based upon years of service, as defined by the Plan. Matching contributions will only be made if the employee contributes to the Plan. The Company’s contributions may be reduced by accumulated forfeitures.

1. Description of Plan (continued)

The Bedford, Pennsylvania and Spokane, Washington Union Agreements have been amended to provide a Company match of 100% of the first 1% of their eligible compensation and 50% of the next 6% of their eligible compensation for a maximum Company match of 4%. The matching contribution is effective as of January 1, 2015.

At December 31, 2014 and 2013, forfeitures of $5,686 and $5,354, respectively, were available to reduce future Company contributions. During 2014, no accumulated forfeitures were utilized to reduce Company contributions.

Vesting

A participant’s vested interest in the Plan on any date is equal to the sum of the values of (a) that portion of the participant’s account attributable to the participant’s contributions and (b) that portion of the participant’s account attributable to the Company’s contributions multiplied by the applicable vesting percentage, (c) plus related earnings (losses). Participants are 100% vested in the Company’s contributions after three years of eligible service or attaining age 65.

Notwithstanding the above, a participant who terminates from the Plan by reason of retirement, disability, or death is fully vested in their participant account.

Distributions

Normal retirement age is 65. Early retirement age is 55, provided that the participant has at least five years of service. In addition, a participant may obtain an early retirement distribution prior to reaching age 55, provided that the participant will turn 55 in the year distribution occurs and that the participant has completed at least five years of service.

As provided by the Plan, the distribution due to normal, early, or disability retirement, death, or termination of employment may be made in the form of a direct rollover, annuity, cash, or partly in cash, and partly as an annuity. The amount of such distribution is equal to the participant’s vested account balance on the valuation date.

Withdrawals

In the event of hardship and subject to certain restrictions and limitations, as defined by the plan document, a participant may withdraw their vested interest in the portion of their account attributable to deferred savings contributions and related earnings. The Plan also allows for age 59 1⁄2 in-service withdrawals of any portion or all of the participant’s vested account balance.

Participant Accounts

Each participant account is credited with the participant’s pretax and voluntary contributions, the participant’s allocable share of Company contributions, and related earnings of the funds. Participant accounts may be invested in 10% increments into Company stock or any of the mutual funds available under the Plan at the direction of the participant.

1. Description of Plan (continued)

Notes Receivable from Participants

A participant may borrow from the vested portion of his or her account, subject to a minimum of $1,000 and a maximum of $50,000. The loan proceeds are deducted from the participant’s account and are repaid by means of payroll deductions. Loans are required to be repaid within 60 months from the date on which the loan is originally granted and may be prepaid early without penalty at any time. The repayment period for a loan that is obtained for purchasing a primary residence may be as long as 120 months. The loan carries a reasonable interest rate as determined by the plan sponsor. The interest rate is computed on the date the loan is requested and remains fixed for the full term of the loan.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated, participants will become fully vested in their accounts, and the assets of the Plan would be distributed to the participants based on their individual account balances as determined under the plan provisions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are maintained under the accrual method of accounting in conformity with the accounting principles generally accepted in the United States (“GAAP”).

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments

Mutual fund values are based on the underlying investments. Mutual fund securities traded on security exchanges are valued daily at the latest quoted sales price. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The Plan’s investments are stated at fair value except for the investment in the Fidelity Managed Income Portfolio Class I Fund (“MIP CL 1 Fund”). This investment is a common/collective trust with fully benefit-responsive investment contracts, which are presented at fair value and adjusted to contract value as reported to the Plan by the trustee. Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses and is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividend income is recorded on the ex-dividend date and interest income is accrued as earned. Plan assets are concentrated in mutual funds primarily consisting of stocks and bonds. Realization of the Plan’s net assets available for benefits is dependent on the results of these markets.

Notes Receivable From Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance, plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Expenses

The Company, as provided by the Plan, pays expenses of the Plan. Expenses incurred to establish and maintain a loan are charged to the applicable participant.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Market values for investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults, and credit rating downgrades. The fair

2. Summary of Significant Accounting Policies (continued)

values assigned to the investments by the Plan are based upon available information believed to be reliable, which may be affected by conditions in the financial markets. The Plan may not be able to sell its investments when it desires to do so or to realize what it perceives to be its fair value in the event of a sale.

Subsequent Events

The Plan’s management concluded that there were no subsequent events requiring adjustments to the financial statements or additional disclosures as stated herein.

3. Investments

At December 31, 2014 and 2013, the fair value of investments representing 5% or more of the Plan’s net assets is as follows:

	2014		2013
Sentinel Common Stock A Fund	$233,884		$260,624
Fidelity Investments Freedom 2035 – Class K	209,712		177,533
Fidelity Investments Spartan 500 Index – Advantage Class	203,668		186,406
Fidelity Investments Balanced Fund – Class K	167,839		167,745
Fidelity Investments Freedom 2040 – Class K	136,315		105,926
Fidelity Investments Government Income Fund	130,756		123,627
Franklin Mutual Shares Class Z	130,228		—	*
Fidelity Investments Freedom 2015 – Class K	118,440		113,918
Fidelity Investments Freedom 2030 – Class K	104,777		143,452
Fidelity Investments Retirement Government Money Market Fund	45,824	*	122,237
Franklin Mutual Shares Class A	—	*	180,769

*	Presented for comparative purposes only.

For the year ended December 31, 2014, the Plan’s investments (including investments bought, sold, and held during the year) depreciated in value as follows:

Year Ended December 31, 2014
Mutual Funds	$(17,094)
Employer Stock	170

Net depreciation	$(16,924)

4. Income Tax Status

The underlying volume submitter plan has received an advisory letter from the Internal Revenue Service (“IRS”) dated March 31, 2008 stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (“the Code”) and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2013-6 and 2011-49, the plan administrator has determined that it is eligible to and has chosen to rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

5. Transactions With Parties-in-Interest

Certain trustee, accounting, and administrative expenses relating to the maintenance of participant records and the Plan’s administration are absorbed by the Company and may qualify as party-in-interest transactions under ERISA. The Plan also invests in Company stock. The Company is the plan sponsor, and therefore, transactions may qualify as party-in-interest. Notes receivable from participants also qualify as party-in-interest transactions.

6. Fair Value Measurements

The Plan applies the provisions of Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (ASC 820), to its financial assets carried in the financial statements at fair value on a recurring basis. ASC 820 defines fair value as the exchange price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy and requires categorization of assets measured at fair value into one of three levels based on the inputs used in the valuation. Assets are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as:

•	Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets.

6. Fair Value Measurements (continued)

•	Level 2 – Observable inputs, other than those included in Level 1, based on quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets.

•	Level 3 – Unobservable inputs that reflect an entity’s own assumptions about the inputs a market participant would use in pricing the asset based on the best information available in the circumstances.

Investments included in the statements of net assets available for benefits include mutual funds totaling $1,892,134 and $1,924,671 the Company’s common stock fund of $10,858 and $7,122 and the Company’s Stock Purchase Account of $1,051 and $1,029 which are stated at fair value as of December 31, 2014 and 2013, respectively. These investments are valued using daily unadjusted quoted prices and are Level 1 fair value measurements. The investment in the Fidelity Managed Income Portfolio Class 1 (“MIP CL 1 Fund”) totaling $2,257 as of December 31, 2014 is a collective trust fund and included within Level 2. The MIP CL 1 Fund holds guaranteed investment contracts (“GICs”) and synthetic guaranteed investment contracts (“Synthetic GICs”). There are no unfunded commitments at December 31, 2014.

7. Stable Value Fund

Fidelity Managed Income Portfolio Class 1 units are issued and redeemed daily at the MIP CL 1 Fund’s constant net asset value of $1 per unit. The Fund’s investment objective is stability of principal and high current income. The Fund pursues this investment objective by investing primarily in GICs, including traditional GICs, Synthetic GICs and separate account GICs; money market mutual funds and other stable value products that can be carried at contract value. It is the policy of the MIP CL 1 Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the MIP CL 1 Fund will be able to maintain this value.

Interest crediting rates are typically reset on a monthly or quarterly basis. Because changes in market interest rates affect the yield to maturity and the fair value of the underlying fixed-income securities, they can have a material impact on the interest crediting rate. In addition, withdrawals and transfers from the MIP CL 1 Fund are paid at contract value but may be funded through fair value liquidation of the underlying fixed-income securities, which could impact the crediting rate. All synthetic GICs provide for a minimum crediting rate of zero percent, which is intended to protect participants’ principal and accrued interest. The total return for the MIP CL 1 Fund for the year ended December 31, 2014 was 0.7%.

The MIP CL 1 Fund’s trust agreement provides that withdrawals for purposes other than normal benefit payments, participant loans, direct transfers or paying trustee fees may require advance notice of up to twelve months. In certain circumstances, the amount withdrawn from the MIP CL 1 Fund would be payable at fair value rather than at contract value. These circumstances may include, but are not limited to, the following: mergers, mass layoffs, plan terminations, implementation of early retirement incentive programs or other events within the control of the MIP CL 1 Fund or the plan

7. Stable Value Fund (continued)

sponsor resulting in a material and adverse financial impact on the issuer’s obligations under the GICs. At December 31, 2014, the Company does not believe these events are probable.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements at December 31, 2014 to Form 5500:

2014
Net assets available for benefits per the financial statements	$2,077,346
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	33

Net assets available for benefits per the Form 5500	$2,077,379

2014
Net decrease in net assets available for benefits per the financial statements	$(505)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	33

Net decrease in net assets per Form 5500	$(472)

Supplemental Schedule

L.B. Foster Company

Savings Plan for Bargaining Unit Employees

EIN #25-1324733         Plan #014

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2014

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Shares Held	Fair Market Value
Fidelity Investments:
Government Income Fund	Government obligations	12,441	$130,756
Spartan US Bond Index Fund – Advantage Class	Fixed income securities	387	4,537
Balanced Fund – Class K	Equities	7,371	167,839
Capital Appreciation Fund – Class K	Equities	243	8,760
Contrafund K	Equities	10	1,013
International Discovery Fund – Class K	Equities	253	9,582
Low Price Stock Fund – Class K	Equities	80	4,005
Retirement Government Money Market Fund	Government obligations, money market securities	45,824	45,824
Managed Income Portfolio Class 1	Stable value fund	2,257	2,257
Spartan International Index Fund -Advantage Class	Equities	406	15,119
Spartan Extended Market Index Fund -Advantage Class	Equities	35	1,910
Spartan Small Cap Index Fund - Advantage Class	Equities	147	2,465
Spartan 500 Index Fund – Advantage Class	Equities	2,796	203,668
Freedom Income Fund – Class K	Equity funds, fixed income funds	1,300	15,387
Freedom 2005 – Class K	Equity funds, fixed income funds	323	4,194
Freedom 2015 – Class K	Equity funds, fixed income funds	8,709	118,440
Freedom 2020 – Class K	Equity funds, fixed income funds	2,020	28,768
Freedom 2025 – Class K	Equity funds, fixed income funds	1,636	24,314
Freedom 2030 – Class K	Equity funds, fixed income funds	6,907	104,777
Freedom 2035 – Class K	Equity funds, fixed income funds	13,434	209,712
Freedom 2040 – Class K	Equity funds, fixed income funds	8,710	136,315
Freedom 2045 – Class K	Equity funds, fixed income funds	3,971	63,779
Freedom 2050 – Class K	Equity funds, fixed income funds	5,295	85,612
Freedom 2055 – Class K	Equity funds, fixed income funds	5,831	69,394
Prudential Jennison Mid-Cap Growth Fund - Class Q	Equities	114	4,594
Franklin Mutal Shares Class Z	Equities	4,412	130,228
Glenmede Small Cap EQ IS	Equities	195	5,240
Oppenheimer Developing Markets Fund	Equities	316	11,241
PIMCO Real Return Inst	Fixed income securities	2,253	24,603
PIMCO Total Return Fund	Fixed income securities	1,417	15,102
Allianz NFJ Small Cap Value Fund	Equities	112	2,865
Janus Triton N	Equities	347	8,207
Sentinel Common Stock A Fund	Equities	5,508	233,884

			1,894,391

L.B. Foster Company

Savings Plan for Bargaining Unit Employees

EIN #25-1324733         Plan #014

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (continued)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Shares Held	Fair Market Value
L.B. Foster Company*:
Stock Fund	Common stock	224	$10,858
Stock Purchase Account	Money market securities	—	1,051

			11,909

			1,906,300
Participant loans*	Participant loans, interest rates ranging from 4.25% to 8.25%, various maturities ranging from one year to five years		171,079

			$2,077,379

*	Party in interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

L.B. Foster Company Savings Plan for Bargaining Unit Employees (Name of Plan)

Date: June 26, 2015	/s/ Brian H. Kelly
Brian H. Kelly
Vice President, Human Resources and Administration